PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LetsGoTrade, Inc. DBA ChoiceTrade

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Milltown Road - Suite 2B
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Buckner 877-731-9114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohin (Address) New Delhi (City) India (State) 110085 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LetsGoTrade, Inc. DBA ChoiceTrade, as of May 28, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEONNA FORSYTHE
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50128387
MY COMMISSION EXPIRES JUNE 01, 2025

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2021	2020
ASSETS		
Current Assets:		
Cash	$14,263	$17,796
Clearing Firm Accounts	135,952	113,372
Other Receivables	21,606	28,521
Prepaid Expenses (Note 3)	12,701	12,726
Other Current Assets (Note 9)	5,930	9,448
Total Current Assets	190,452	181,863
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2021 and 2020 (Note 1,4)	-	-
Total Property and Equipment	-	-
Other Assets:		
Security Deposits (Note 5)	-	4,562
Due from Related Party	4,180	119,305
Total Other Assets	4,180	123,867
TOTAL ASSETS	194,632	305,730
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 9)	36,444	43,983
Accrued Expenses	10,940	12,081
Income Tax Payable	-	4,956
Total Current Liabilities	47,384	61,020
Stockholders' Equity:		
Common Stock (Note 7,9,11)	1,000	1,000
Preferred Stock (Note 11)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated surplus (deficit)	($206)	$97,256
Total Stockholders' Equity	147,248	244,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$194,632	$305,730

The Notes to Financial Statements are an integral part of these statements.

Note 1 – Nature of Business

LetsGoTrade, Inc. (the Company) was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. From the period of April 1, 2019 through March 31, 2021 the Company's main office was located in San Juan, Puerto Rico. The company is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. The Company does business under the name ChoiceTrade. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset. There were no impairment charges during the year ended March 31, 2021 or March 31, 2020.

B. Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, payments from Exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Security transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

Note 2 - Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

E. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the estimates that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

The company did not own any assets or owe any liabilities that were required to be defined under the approach at March 31, 2021 and March 31, 2020.

Note 2 - Summary of Significant Accounting Policies (continued)

F. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

G. Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

As of March 31, 2021 and 2020, customer obligations to the clearing firm were collateralized by cash and securities with market value in excess of their obligations.

H. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2021 and 2020, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period April 1, 2019 through March 31, 2021, the Company files tax returns in the United Sates Federal and the Commonwealth of Puerto Rico. These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets:

Prepaid expenses represent regulatory fees. Other current assets represent employee and other advances.

Note 4 - Property and Equipment:

Property and Equipment consists of the following:

	Estimated useful life in years	2021	2020
Equipment	5	$ 81,011	$ 81,011
Less: accumulated depreciation		81,011	81,011
		$ -	$ -

There was no depreciation expense for the years ended March 31, 2021 and 2020. These assets are still in use by the company.

Note 5 – Security Deposits

A security deposit associated with office space that was utilized by the company when it was domiciled in New Jersey continues to be in place. The company does not pay rent associated with this deposit. The Security deposit as of March 31, 2021 and 2020 was $0 and $4,562 respectively.

Note 6 - Commitments

The Company leases office space on a month to month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $75 per month.

Note 7 – <u>2000 Long-Term Incentive Plan:</u>

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan was to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts support the financial success and growth of the Company. This incentive largely depends on offering such personnel additional incentives to encourage the maximum efforts for the success of the business. At the same time, it is more affordable to them and provides an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 10,000,000 shares of its Common Stock. From inception through April 18, 2013 (plan termination date), the Company awarded 6,471,000 shares of stock from the plan. All awards from the plan were in the form of restricted stock and were fully vested. In conjunction with the exchange of stocks of LetsGoTrade, Inc. for shares of ChoiceTrade Holdings, Inc, that occurred on April 18, 2013, the 2000 Long-Term Incentive Plan for LeteGoTrade, Inc. was discontinued. (See Note 11)

Note 8 – Warrants

As of March 31, 2021 and 2020, there were no outstanding warrants of LetsGoTrade, Inc.

Note 9– Related Party Transactions

The company utilizes a service company owned by an officer. During the year, the Company paid $274,700 as consulting expense and as of March 31, 2021, the Company has no outstanding balance.

As of March 31, 2021, the Company has a net receivable from an officer of $5,930 and a net payable of $12,187 to other officers of the Company with regard to reimbursement of telephone expenses. Additionally, the Company has a net receivable of $4,180 from ChoiceTrade Holdings, Inc. ("CTH") as of March 31, 2021.

During the year ended, March 31, 2021, the company paid its parent company CTH a one-time fee of $75,000 for a special project associated with electronic regulatory reporting. Additionally, on April 1, 2020, the company agreed to pay CTH $25,000 quarterly for one year for administrative and consulting services including management, technical consulting, marketing, Web hosting sponsorship, business development, and other administrative services.

Note 9– Related Party Transactions (continued)

During the year ended March 31, 2021, the Company has paid a dividend of $128,000 on its preferred shares which are owned by the CEO of the Company and payroll and consulting expense of $57,503 to the CEO. Additionally, the CEO has been reimbursed $131,550 for the expenses paid by him on behalf of the Company.

Note 10 – Regulatory Requirements

LetsGoTrade, Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $5,000 in 2020 and 2019. The Company had amounts in relation to the Rule as follows:

	2021	2020
Net Capital	$ 102,831	$ 70,147
Required Net Capital	5,000	5,000
Excess Net Capital	$ 97,831	$ 65,148

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	2021	2020
Aggregated Indebtedness	$ 47,384	$ 61,020
Net Capital	$ 102,831	$ 70,148
Ratio	0.46 to 1	0.87 to 1

Note 11- Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Common Stock, $.01 par value in the Puerto Rico corporation. As of March 31, 2021 and 2020, the shares issued and outstanding were 100,000.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Thousand (1,000) shares of Preferred Stock, $.01 par value per share, non-cumulative in the Puerto Rico corporation. As of March 31, 2021 and 2020, the shares issued and outstanding were 100. During the year ended March 31, 2021 and 2020, dividends totaling $128,000 and $127,500, respectively, were paid on preferred shares.

Note 12- Exemption from rule 15c-3-3:

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The Company is an introducing broker dealer that clears all customer transactions through a clearing firm.

Note 13- Subsequent Events

The Company has evaluated subsequent events through May 28, 2021, the date which the financial statements were available to be issued. Management has determined that there were no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Note 14- Recently Issued Accounting Standards

ASU 2016–12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASU Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP, ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended March 31, 2020. The Company has adopted this standard and determined that it had no material impact on the Company's financial statements.

ASU 2016-02 Leases

In February 2016, the FASB issued ASU N. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires leases to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management foresees no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended March 31, 2021 that we believe would have a material impact on our financial position or results of operations.

Note 15- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation who becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose.

The provision for income tax for the year ended March 31, 2021 and 2020, consists of the following:

	2021	2020
Current year income tax	$ 2,011	$ 9,897
Increase/decrease in deferred tax asset	0	0
Provision for income tax	$ 2,011	$ 9,897

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of March 31, 2021 and 2020, the Company does not have unrecognized tax benefits in its financial statements. During the year ended March 31, 2021 and 2020, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

Note 16- Litigation, Claims & Assessments

On or about July 22, 2020, the Company initiated a claim against another FINRA member firm through FINRA Dispute Resolution Services, in order to recover amounts associated with a loss event that affected several customer accounts in 2016. The Company requested compensatory damages, interest on the outstanding balance, punitive damages and other costs. On January 15, 2021, the arbitration panel dismissed the Company's claims. The Company does not believe there is either pending liability or receivable associated with this cause of action as of March 31, 2021.

Note 16- Litigation, Claims & Assessments (continued)

On or about September 2, 2020, the Company initiated a claim against a customer pursuant to Rule 12800 of the Code of Arbitration Procedure though FINRA Dispute Resolution Services, in order to collect a remaining debit balance left in the customer's closed account. In the Statement of Claim, the company sought damages in the amount of $13,532, its cost of prosecuting the claim, all FINRA fees, and other costs. On January 29, 2021, the arbitrator awarded the company the full amount of the claim of $13,532. Additionally, the company was awarded $8,190 in costs and interest of 6% per annum from thirty days after March 25, 2020, through and including the date the Award is paid in full. The company was also granted reimbursement of its $1,050 filing fee. While the customer asserted a counterclaim, it was denied in the award. As of March 31, 2021, the company has not yet collected this award from the customer. $13,532 is included in other receivables as of March 31, 2021.

Note 17- Risks and Uncertainties

During the first quarter of the fiscal year ended March 31, 2021, due to the COVID-19 pandemic, the company was forced to shift entirely to remote operations. This required an initial reduction in personnel and procedure, however, there was no disruption in the services the company provides. As the pandemic wore on through the year, the company experienced a surge in online trading for a short period as most customers were forced to work at home. The company cannot determine at this time if and how its results, personnel needs or methods of operation might fluctuate in the foreseeable future as it relates to the pandemic.

Note 18- Paycheck Protection Program

In May, 2020, the Company received loan proceeds of $15,300, pursuant to the Paycheck Protection Program ("PPP") of the CARES Act, which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, the loan was forgiven in its entirety, along with any accrued interest, on October 15, 2020.

LetsGoTrade, Inc.
NOTES TO FINANCIAL STATEMENTS
MARCH 31

Note 16 - General, Sales and Administration expenses:

	2021	2020
Audit fees	$5,710	$8,320
Other professional fees	2,801	4,896
Compliance cost	2,306	3,043
Consulting expenses	279,700	245,900
Employee benefits	1,451	1,487
Marketing expenses	40	6,847
Office expenses	11,058	2,273
Other Service Bureau expenses	26,470	21,044
Payroll taxes	7,966	6,905
Regulatory fees	24,681	19,884
Rent expense	900	900
Salary	84,767	73,260
Software expenses & Systems maintenance	13,667	12,687
Systems Supplies expense	181,806	6,574
System Hosting Facility charges	31,521	30,125
Taxes	5,945	11,683
Communication expenses	8,769	8,642
Travel & Entertainment expenses	91	305
Total	$689,649	$464,775